December 8, 2006
Via EDGAR Transmission
Mr. Adé K. Heyliger
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Amkor Technology, Inc. Schedule TO-I filed November 22, 2006 SEC File No. 005-55313
Dear Mr. Heyliger:
On behalf of Amkor Technology, Inc. (“Amkor” or the “Company”), we are electronically transmitting a copy of the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to Robert D. Sanchez, dated November 30, 2006.
For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. All the responses set forth herein have been reviewed and approved by the Company.
Schedule TO
1.	In several places in the Offer to Amend, you refer to the “proposed” tax regulations under Section 409A of the Internal Revenue Service Code. However, the substantive disclosure in the offer materials does not speak to the fact that the regulations necessitating this offer have apparently not yet been adopted in full or the possibility that such regulations may not be fully implemented. The section entitled “Uncertainty” on page 10 appears to address the lack of IRS guidance on Section 409A, which appears to be a different matter. Please advise or revise.
The Company respectfully advises the Staff that the language in the Section entitled “Uncertainty” and the discussions of the “proposed tax regulations” throughout the Offer to Amend do refer to the same matter. The Internal Revenue Service, which promulgated the guidance establishing the corrective measures set forth in this Offer to Amend, has not issued final regulatory guidance and therefore it is possible that the final regulatory guidance could set forth a different position. We believe that the context of the discussions of proposed tax regulations, the explanation in the Section entitled “Uncertainty,” and the employee presentations made available to all eligible optionees make the proposed nature of the regulations clear to eligible optionees.

Summary Term Sheet — Why won’t I receive my cash payment immediately following the expiration of the offer?, page 8
2.	As you are aware, Rule 13e-4(f)(5) requires you to pay for or return tendered options “promptly” after the termination of the offer. The cash payment to be made in exchange for certain tendered options will not be paid until January 2, 2007. Please provide your legal analysis as to how this delay in payment is consistent with Rule 13e-4(f)(5). Your discussion should address in greater detail than in the Offer to Amend the reasons for the need to delay payment until the year after amending the existing options.
The Company respectfully advises the Staff that, in order to meet the constraints of Section 409A, the Company has structured the proposed offer so that cash payments are made no earlier than January 2, 2007 (the first business day in 2007). The Company believes the offer will meet the prompt payment requirements of Rule 14e-1(c) of the Exchange Act for the following compelling reasons:
First, the delay in payment until after 2006 is fundamental to “fixing” the options and enabling the optionees to avoid the adverse tax consequences of Section 409A. If payments are not delayed, the optionees will be subject to the tax consequences on the portion of their options that vested after December 31, 2004, even if such options are canceled without having been exercised. This would defeat the compensatory purposes of the offer. As a result, the first business day on which the payments could be made without violation of Section 409A is January 2, 2007.
Second, each participant will receive a tender acknowledgement letter promptly following the expiration of the offer. This document will evidence the participant’s binding, contractual right to a payment and will clearly state the amounts and timing of such payment. This document will specify the exact dollar amount of each cash payment and is similar to the tender acknowledgement letters typically used in “six month and a day” option exchanges and deemed by the Staff to meet the prompt payment requirement. However, because the tender acknowledgment letter will include exact cash payment amounts, we believe that it provides more clarity and comfort to participants than the documents typically used in the “six month and a day” option exchanges.
Status of options amended by us in the offer; accounting consequences of the offer, page 47
3.	Clarify your proposed accounting treatment and disclose the amount expected to be recorded as additional compensation expense if there is full participation in the offer. Describe whether the additional compensation expense will be computed as the difference between (a) the decrease in fair value of the options based on the modified exercise price and (b) the cash payments to be made, and quantify both components. Explain how the APIC component of stockholders’ equity will be affected. Provide pro forma basic and diluted EPS for the most recently completed fiscal year and latest interim period if the effect is material.
The Company respectfully advises the Staff, that it will account for the modification to the options in accordance with the Financial Accounting Standards Board’s Statement of Financial Accounting Standard No. 123(R), Share-Based Payment (FAS 123(R)). Both the change in exercise price and the cash payment should be included in the assessment of whether there is any incremental increase in fair value. This is consistent with paragraph 56 of FAS 123(R), which states that “incremental compensation cost shall be measured as the excess of the fair value of the replacement award or other valuable consideration over the fair value of the cancelled award...”. The fair value of the modified award without consideration of the cash payment is lower than the fair value of the original award immediately preceding the modification. Assuming full participation in the offer, we expect this incremental decrease in fair value will be approximately $0.1 million which, when combined with the cash payment of approximately $0.5 million, results in a total incremental fair value increase of approximately $0.4 million.
The liability with respect to the cash payment of $0.5 million disclosed in Section 9 of Schedule TO will be recorded at the end of the offer period as disclosed in Question 21 of Schedule TO and Section 12 of the offer. The corresponding debit will include an immediate recognition of compensation expense for approximately $0.4 million which represents the incremental fair value of the award as well as a debit to Additional Paid-In Capital (APIC) for approximately $0.1 million which represents the portion of the original award that is settled in cash. The APIC amount will be recognized as compensation cost over the requisite service period (e.g. the remaining vesting period for each option) with a portion to be recognized immediately with respect to the amount that has vested as of the modification date.
The additional compensation expense net of tax, on a pro-forma basis, is less than 1% of our net loss for the year ended December 31, 2005 with no effect on our earnings (loss) per share calculation for that period. The additional compensation expense net of tax, on a pro-forma basis, is less than 1% of our net income for the nine months ended September 30, 2006 with diluted earnings per decreasing by 1 cent per share for that period from $0.60 per share to $0.59 per share. Additionally, for the nine months ended September 30, 2006 basic earnings per share, on a pro forma basis, would decrease by 1 cent per share from $0.63 per share to $0.62 per share. Therefore, the Company believes the additional compensation expense is not material and that neither clarification of the accounting effects of the offer nor pro forma disclosure is necessary.

We very much appreciate the Staff’s review of this filing. The Company anticipates completing the offer described in the Schedule TO-I on the final day that participants can tender their options, December 21, 2006. We therefore respectfully request that if the Staff has any additional questions or comments, please direct them to either myself or my colleague, Robert Sanchez, as soon as possible. I can be reached at (650) 849-3261 and Robert can be reached at (202) 772-1827. My fax number is (650) 493-6811 and Robert’s fax number is (703) 734-3199.
Sincerely,
 /s/ David S. Thomas
David S. Thomas

cc:	Amkor Technology, Inc. Kenneth T. Joyce Jerry C. Allison Wilson Sonsini Goodrich & Rosati, P.C. Robert D. Sanchez

December 8, 2006
Via EDGAR Transmission
Mr. Adé K. Heyliger
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Amkor Technology, Inc. Schedule TO-I filed November 22, 2006 SEC File No. 005-55313
Dear Mr. Heyliger:
As referenced in a letter dated of even date herewith from Wilson Sonsini Goodrich & Rosati, this letter confirms Amkor Technology, Inc.’s understanding that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if you need any further information.
Amkor Technology, Inc.
 /s/ Kenneth T. Joyce
Kenneth T. Joyce
Executive Vice President and Chief Financial Officer